Ex - 21.1
Subsidiaries of the Registrant
Jurisdiction of
Name	Incorporation

Bel Components Ltd.	Hong Kong
Bel Connector Inc.	Delaware
Bel Fuse Delaware Inc.	Delaware
Bel Fuse Europe Ltd.	United Kingdom
Bel Fuse Limited	Hong Kong
Bel Fuse (Macao Commerical Offshore) Limited	Macao
Winsonko (Guangxi Pingguo) Electron Co., Ltd.	PRC
Bel Power (Hangzhou) Co. Ltd.	PRC
Bel Power Inc.	Massachusetts
Bel Sales (Hong Kong) Ltd.	Hong Kong
Bel Stewart GmbH	Germany
Bel Stewart s.r.o.	Czech Republic
Bel Transformer Inc.	Delaware
Bel Ventures Inc.	Delaware
Cinch Connectors, Inc.	Delaware
Cinch Connectors Limited	England and Wales
Cinch Connectors de Mexico, S.A. de C.V.	Mexico
Signal Dominicana, S.R.L.	Dominican Republic
Stewart Connector Systems de Mexico, S.A. de C.V.	Mexico